Exhibit 99.1

CHANGE OF AUDITOR NOTICE

TO:	PricewaterhouseCoopers LLP (Canada)

AND TO:	PricewaterhouseCoopers LLP (US)

Pursuant to National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”), Thomson Reuters Corporation (the “Company”) advises that effective November 28, 2012:

•
PricewaterhouseCoopers LLP, a limited liability partnership organized under the laws of the Province of Ontario (“PwC Canada”), resigned at the Company’s request as the independent auditor of the Company; and

•	PricewaterhouseCoopers LLP, a limited liability partnership organized under the laws of the State of Delaware (“PwC US”), has been appointed as the independent auditor of the Company.

The resignation of PwC Canada and the appointment of PwC US as the independent auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of the Company.

The reports of PwC Canada on the Company’s financial statements for the years ended December 31, 2010 and 2011 did not express a modified opinion and there has not been an audit of the Company’s financial statements for any period subsequent to the year ended December 31, 2011.

In the opinion of the Audit Committee and the Board of Directors of the Company, there are no “reportable events” (as defined in NI 51-102).

Dated this 28th day of November 2012.

THOMSON REUTERS CORPORATION

By:	/s/ Linda J. Walker
Name:	Linda J. Walker
Title:	Senior Vice President, Controller & Chief Accounting Officer